UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

FORGEROCK, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

34631B101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34631B101

1.	Name of Reporting Persons: Riverwood Capital GP III Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,119,660
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,119,660
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,119,660
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 38.1%(1)
12.	Type of Reporting Person (See Instructions): CO

(1)

Based upon 12,650,000 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2021 (the “Form 10-Q”) and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 34631B101

1.	Name of Reporting Persons: Riverwood Capital III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,119,660
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,119,660
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,119,660
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 38.1%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 12,650,000 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the quarterly report on the Form 10-Q and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 34631B101

1.	Name of Reporting Persons: RCP III AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,580,199
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,580,199
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,580,199
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 27.7%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 12,650,000 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the quarterly report on the Form 10-Q and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 34631B101

1.	Name of Reporting Persons: Riverwood Capital Partners III (Parallel – B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,587,163
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,587,163
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,587,163
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.3%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 12,650,000 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the quarterly report on the Form 10-Q and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 34631B101

1.	Name of Reporting Persons: Riverwood Capital Partners III (Parallel – A) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 952,298
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 952,298
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 952,298
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.1%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 12,650,000 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the quarterly report on the Form 10-Q and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

Item 1.

(a) Name of Issuer:

ForgeRock, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

201 Mission Street, Suite 2900

San Francisco, CA 94105

Item 2.

(a) Name of Person Filing:

Riverwood Capital GP III Ltd. (“Riverwood GP”)

Riverwood Capital III L.P. (“Riverwood LP”)

RCP III AIV L.P. (“RCP AIV”)

Riverwood Capital Partners III (Parallel – B) L.P. (“RCP Parallel – B”)

Riverwood Capital Partners III (Parallel – A) L.P. (“RCP Parallel – A”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” RCP AIV, RCP Parallel – A and RCP Parallel – B are collectively referred to as the “Riverwood Funds”.

(b) Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

70 Willow Road, Suite 100

Menlo Park, CA 94025

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “ Class A Common Stock”).

(e) CUSIP Number:

34631B101

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

As of December 31, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page, with the following Reporting Persons holding the shares directly: (i) RCP AIV held 687,030 shares of Class A Common Stock and 3,893,169 shares of

Class B common stock, par value $0.001 (the “Class B Common Stock” and together with the Class A Common Stock, the “common stock”)) of the Issuer convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock of the Issuer, (ii) RCP Parallel – B held 238,074 shares of Class A common Stock and 1,349,089 shares of Class B Common Stock of the Issuer convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock of the Issuer and (iii) RCP Parallel – A held 142,845 shares of Class A Common Stock and 809,453 shares of Class B Common Stock of the Issuer convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock of the Issuer. In the aggregate, the shares beneficially owned by the Reporting Persons represented an aggregate of approximately 38.1% of the outstanding shares of Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

Calculations are based upon 12,650,000 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2021 and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable, convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock. The Class B Common Stock will also convert automatically upon certain events specified in the Issuer’s amended and restated certificate of incorporation. Class A Common Stock has one vote per share and Class B Common Stock has 10 votes per share. The common stock held by the Reporting Persons represents approximately 8.7% of the total common stock of the Issuer outstanding, assuming 12,650,000 shares of Class A Common Stock and 69,248,400 shares of Class B Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the Form 10-Q.

Riverwood LP is the general partner of the Riverwood Funds. The general partner of Riverwood LP is Riverwood GP. Riverwood LP and Riverwood GP may be deemed to have voting and dispositive power over, and may be deemed to be indirect beneficial owners of the shares held by the Riverwood Funds. All investment decisions with respect to the shares held by the Riverwood Funds are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood Funds are made by a majority vote of Riverwood GP’s multiple shareholders. No natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Reporting Persons. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all shares beneficially owned by the Reporting Persons for the purposes of Sections 13(d) and 13(g) of the Act.

(b) Percent of class:

See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 1. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

RIVERWOOD CAPITAL GP III LTD.

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL III L.P.
By: Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RCP III AIV L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS III (PARALLEL – B) L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS III (PARALLEL – A) L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2022 (filed herewith)